Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83
As Confidentially Submitted to the Securities and Exchange Commission on July 14, 2021
File No. 001-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
Loyalty Ventures Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	87-1353472 (I.R.S. Employer Identification No.)
c/o Alliance Data Systems Corporation 7500 Dallas Parkway, Suite 700 Plano, Texas (Address of Principal Executive Offices)	75024 (Zip Code)
(214) 494-3000
(Registrant’s telephone number, including area code)

Copies to:
Louis L. Goldberg
John B. Meade
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value
Securities to be registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83
Loyalty Ventures Inc. (“SpinCo”)
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND
ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1 (the “information statement”). None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1.
Business.

The information required by this item is contained in the sections “Summary,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “The Separation,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Executive Compensation,” “Management,” “Certain Relationships and Related Party Transactions,” “Where You Can Find More Information” and “Index to Financial Statements” (and the statements referenced therein) of the information statement. Those sections are incorporated herein by reference.
Item 1A.
Risk Factors.

The information required by this item is contained in the sections “Risk Factors” and “Special Note Regarding Forward-Looking Statements” of the information statement. Those sections are incorporated herein by reference.
Item 2.
Financial Information.

The information required by this item is contained in the sections “Summary,” “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements” (and the statements referenced therein) of the information statement. Those sections are incorporated herein by reference.
Item 3.
Properties.

The information required by this item is contained in the section “Business—Properties” of the information statement. That section is incorporated herein by reference.
Item 4.
Security Ownership of Certain Beneficial Owners and Management.

The information required by this item is contained in the section “Ownership of Common Stock by Certain Beneficial Owners and Management” of the information statement. That section is incorporated herein by reference.
Item 5.
Directors and Executive Officers.

The information required by this item is contained in the section “Management” of the information statement. That section is incorporated herein by reference.
Item 6.
Executive Compensation.

The information required by this item is contained in the sections “Executive Compensation” and “Management” of the information statement. Those sections are incorporated herein by reference.
Item 7.
Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is contained in the sections “The Separation—Agreements with ADS,” “Certain Relationships and Related Party Transactions,” “Management,” “Executive Compensation”

Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83
and “Ownership of Common Stock by Certain Beneficial Owners and Management” of the information statement. Those sections are incorporated herein by reference.
Item 8.
Legal Proceedings.

The information required by this item is contained in the section “Business—Legal Proceedings” of the information statement. That section is incorporated herein by reference.
Item 9.
Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

The information required by this item is contained in the sections “Summary,” “Risk Factors,” “The Separation,” “Dividend Policy,” “Capitalization” and “Description of Capital Stock” of the information statement. Those sections are incorporated herein by reference.
Item 10.
Recent Sales of Unregistered Securities.

The information required by this item is contained in the section “Description of Capital Stock—Distributions of Securities” of the information statement. That section is incorporated herein by reference.
Item 11.
Description of Registrant’s Securities to Be Registered.

The information required by this item is contained in the section “Description of Capital Stock” of the information statement. That section is incorporated herein by reference.
Item 12.
Indemnification of Directors and Officers.

The information required by this item is contained in the section “Management” of the information statement. That section is incorporated herein by reference.
Item 13.
Financial Statements and Supplementary Data.

The information required by this item is contained in the sections “Index to Financial Statements” (and the statements referenced therein) of the information statement. Those sections are incorporated herein by reference.
Item 14.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.
Item 15.
Financial Statements and Exhibits.

(a)   Financial Statements
The information required by this item is contained in the sections “Index to Financial Statements” (and the statements referenced therein) of the information statement. That section is incorporated herein by reference.

Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83
(b)   Exhibits
The following documents are filed as exhibits hereto:
Exhibit Number	Exhibit Title
2.1*	Form of Separation and Distribution Agreement between Alliance Data Systems Corporation and SpinCo
3.1*	Form of Amended and Restated Articles of Incorporation of SpinCo
3.2*	Form of Amended and Restated Bylaws of SpinCo
10.1*	Form of Transition Services Agreement
10.2*	Form of Tax Matters Agreement
10.3*	Form of Employee Matters Agreement
10.4*	Form of 2021 Omnibus Incentive Plan
10.5*	Form of Indemnification Agreement for Officers and Directors
21.1*	Subsidiaries of the Registrant
99.1	Preliminary Information Statement dated July 14, 2021

*
To be filed by amendment.

Confidential Treatment Requested by Loyalty Ventures Inc.
Pursuant to 17 C.F.R. Section 200.83
SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
By:

Name:
Title:
Date:                 , 2021